Exhibit 10.23

Form 8-K Exhibit Notice:
Schedules omitted in accordance with Item 601(b)(2) of Regulation S-K.
The Company will furnish supplementally a copy of such omitted schedule to the Securities and Exchange Commission (the “Commission”) upon the Commission’s request; provided, however that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

FIRST AMENDMENT TO LEASE

This FIRST AMENDMENT TO LEASE (this “First Amendment”) is made as of October 5, 2017 (the “Effective Date”), by and between SCD L2 SEAPORT SQUARE LLC, a Delaware limited liability company (“Landlord”), and PTC INC., a Massachusetts corporation (“Tenant”).
R E C I T A L S
A.    Landlord and Tenant entered into a Lease Agreement dated as of September 7, 2017 (the “Lease”) for the entire ninth (9th) through seventeenth (17th) floors, containing approximately 248,911 square feet of rentable area (the “Existing Premises”), of the 18-story building being constructed by Landlord commonly known and numbered as 121 Seaport Boulevard (the “Building”), and more particularly described in the Lease.
B.    Concurrently with the execution of the Lease, Landlord and Tenant entered into a Lease Addendum dated as of September 7, 2017 (the “Lease Addendum”), pursuant to which Landlord and Tenant agreed to enter into this First Amendment for the purpose of, among other things, expanding the Existing Premises to include a portion of the Property Common Area on the 3rd floor of the Building that is currently described in the Lease as the “Conference Facility”, and which is more particularly described in the Lease and the Lease Addendum.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, Landlord and Tenant agree as follows:
1.Recitals; Capitalized Terms. All of the foregoing recitals are true and correct. All capitalized terms not otherwise modified or defined herein shall have the respective same meanings ascribed to them in the Lease. From and after the Effective Date, the term “Lease” shall mean and refer to the Lease as amended by this First Amendment.
2.Demise of Expansion Premises. Landlord does hereby lease to Tenant, and Tenant hereby leases from Landlord, for the Lease Term, the portion of the 3rd floor of the Building consisting of approximately 5,175 square feet of rentable area as shown on Exhibit A-1 attached hereto (the “Expansion Premises”). Tenant’s lease of the Expansion Premises shall be on all of the terms and conditions of the Lease and the Expansion Premises shall be deemed part of the Premises for all purposes under the Lease, all except as otherwise provided in this First Amendment. As of the Lease Commencement Date, the Premises shall contain approximately 250,485 rentable square feet (the “Premises Rentable Area”), subject to measurement in accordance with Section 1 of Rider 2 to the Lease and as set forth in the following table:

Floor 3	5,175
Floor 9	26,984
Floor 10	27,063
Floor 11	27,137
Floor 12	27,208
Floor 13	27,274
Floor 14	27,335
Floor 15	27,390
Floor 16	27,438
Floor 17	27,481

All references in the Lease to “Premises” shall refer to the Existing Premises and the Expansion Premises collectively, unless otherwise provided in this First Amendment.
3.Key Definitions. As of Effective Date:

(a)	Section 1.9 of the Lease is hereby deleted in its entirety and replaced as follows:
1.9.    Base Rent: an amount payable as follows:

Lease Year	Annual Rate per Rentable Square Foot of Premises	Monthly Installment	Annual Installment*
1	$44.00	$918,445.00	$11,021,340.00
2	$45.00	$939,318.75	$11,271,825.00
3	$46.00	$960,192.50	$11,522,310.00
4	$47.00	$981,066.25	$11,772,795.00
5	$48.00	$1,001,940.00	$12,023,280.00
6	$49.00	$1,022,813.75	$12,273,765.00
7	$50.00	$1,043,687.50	$12,524,250.00
8	$51.00	$1,064,561.25	$12,774,735.00
9	$52.00	$1,085,435.00	$13,025,220.00
10	$53.00	$1,106,308.75	$13,275,705.00
11	$54.00	$1,127,182.50	$13,526,190.00
12	$55.00	$1,148,056.25	$13,776,675.00
13	$56.00	$1,168,930.00	$14,027,160.00
14	$57.00	$1,189,803.75	$14,277,645.00
15	$58.00	$1,210,677.50	$14,528,130.00
16	$59.00	$1,231,551.25	$14,778,615.00
17	$60.00	$1,252,425.00	$15,029,100.00
18	$61.00	$1,273,298.75	$15,279,585.00
19	$62.00	$1,294,172.50	$15,530,070.00
*Based on twelve (12) full calendar months

(b)	Section 1.10 of the Lease is hereby deleted in its entirety and replaced as follows:

1.10    Security Deposit Amount: Eleven Million Twenty One Thousand and Three Hundred Forty Dollars ($11,021,340.00), subject to adjustment pursuant to Article XI hereof.

(c)	Section 1.17 of the Lease is hereby deleted in its entirety and replaced as follows:
1.17    Commercial/Garage Unit Rentable Area: 400,332 rentable square feet, subject to confirmation as provided in Section 1 of Rider 2 to this Lease.

(d)	Section 1.18 of the Lease is hereby deleted in its entirety and replaced as follows:
1.18    Tenant’s Proportionate Share: The ratio of (a) Premises Rentable Area to (b) the Commercial/Garage Unit Rentable Area, presently 62.57%.

(e)	Section 1.21 of the Lease is hereby deleted in its entirety and replaced as follows:
1.21    Construction Allowance: The product of One Hundred Dollars ($100.00) and the number of square feet of Premises Rentable Area, based on the final measurement of the Premises as provided in Section 1 of Rider 2 to this Lease (currently anticipated to be Twenty Five Million Forty Eight Thousand and Five Hundred Dollars ($25,048,500.00)).

(f)	The Security Deposit Amount reduction schedule set forth in Section 11.9 of the Lease is hereby deleted in its entirety and replaced as follows:

Reduction Date	LC Amount
First (1st) anniversary of the Trigger Date	$10,102,895.00
Second (2nd) anniversary of the Trigger Date	$9,184,450.00
Third (3rd) anniversary of the Trigger Date	$8,266,005.00
Fourth (4th) anniversary of the Trigger Date	$7,347,560.00
Fifth (5th) anniversary of the Trigger Date	$6,429,115.00
Sixth (6th) anniversary of the Trigger Date	$5,510,670.00
Seventh (7th) anniversary of the Trigger Date	$4,592,225.00
Eight (8th) anniversary of the Trigger Date	$3,673,780.00
Ninth (9th) anniversary of the Trigger Date	$2,755,335.00

4.Harbor Way Terrace Exclusive Use Area. Subject to applicable Laws, the Building will include an outdoor terrace on the northwest side of the third level of the

Building as shown and labeled on Exhibit A-2 attached hereto (the “Harbor Way Terrace”). The surface of the Harbor Way Terrace will contain roof pavers and an outer perimeter glass railing. For so long as Tenant leases the Expansion Premises described in Section 2 above, the portion of the Harbor Way Terrace shown and labeled as “Harbor Way Terrace Exclusive Use Area” on Exhibit A-2 attached hereto (the “Harbor Way Terrace Exclusive Use Area”) will be available for the exclusive use of Tenant and Tenant’s employees and invitees, except in the event of emergency requiring such access to be restricted or limited. The Harbor Way Terrace Exclusive Use Area will be divided from the remaining portion of the Harbor Way Terrace by an elevated planter or a similar divider. Landlord shall be responsible for the repair and maintenance of the Harbor Way Terrace as provided in Section 8.2 of the Lease, the cost of which shall be reimbursed to Landlord by Tenant and shall not be part of Operating Charges (except to the extent such costs are attributable to Landlord’s obligations under the Lease with respect to the repair and maintenance of the Building Structure and Systems), provided that Tenant shall be responsible for the maintenance, repair and replacement of any furnishings, equipment or other personalty placed on the Harbor Way Terrace Exclusive Use Area by Tenant, its Agents and vendors, or its employees. Except in the event of an emergency, Landlord shall give Tenant at least twenty four (24) hours’ advance notice (which may be made by telephone or email) prior to Landlord making any such repair and maintenance of the Harbor Way Terrace Exclusive Use Area. Tenant shall be responsible for obtaining and maintaining any and all licenses, permits, consents or approvals that may be required by applicable Laws in connection with Tenant’s use of Harbor Way Terrace Exclusive Use Area (but not the construction thereof, which shall be the responsibility of Landlord at its expense). Tenant may use the Harbor Way Terrace Exclusive Use Area for outdoor seating, social events and other uses ancillary to Tenant’s use of the Premises, including the service of food and beverages, and shall have the right to install tables, chairs and other furniture to facilitate outdoor seating and use of the Harbor Way Terrace Exclusive Use Area. The Harbor Way Terrace is a non-smoking area, and Landlord shall provide for the same in any lease or other agreement granting to any third party the right to use any portion of the Harbor Way Terrace other than the Harbor Way Terrace Exclusive Use Area. Tenant shall use the Harbor Way Terrace Exclusive Use Area at its own risk and Landlord shall not be liable to Tenant or any of its invitees for injuries received while using the Harbor Way Terrace Exclusive Use Area and adjacent areas except if same are due to the gross negligence or willful misconduct of Landlord and/or Landlord’s Representatives. All of the provisions of this Lease shall apply to the use and maintenance of the Harbor Way Terrace Exclusive Use Area, including all provisions relating to compliance with Law, insurance, and indemnity, except that the Harbor Way Terrace Exclusive Use Area is not included in the Premises for the purposes of calculating Tenant’s Proportionate Share and Tenant shall not be required to pay any Base Rent to Landlord in connection with Tenant’s use of the Harbor Way Terrace Exclusive Use Area.
5.No Conference Facility. As of the Effective Date:

(a)	Section 14.4(b) of the Lease is hereby deleted in its entirety;

(b)	All references in the Lease to the Conference Facility are hereby deleted from the Lease and of no further force or effect; and

(c)	Exhibit A-2 attached to the Lease is hereby deleted in its entirety and replaced by Exhibit A-2 attached hereto.
6.Lease Addendum. From and after the Effective Date, the Lease Addendum shall no longer have any legal effect and shall be superseded by this First Amendment.
7.Not an Offer; Binding Agreement. The submission of an unsigned copy of this First Amendment to Tenant for Tenant’s consideration does not constitute an offer or acceptance of any terms set forth herein and this document shall become effective and binding only upon the execution and delivery of this First Amendment by both Landlord and Tenant.
8.Ratification. Except as expressly modified by this First Amendment, the Lease shall remain in full force and effect, and as further modified by this First Amendment, is expressly ratified and confirmed by the parties hereto. This First Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, subject to the provisions of the Lease regarding assignment and subletting.
9.Interpretation and Partial Invalidity. If any term of this First Amendment, or the application thereof to any person or circumstances, shall to any extent be invalid or unenforceable, the remainder of this First Amendment, or the application of such term to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term of this First Amendment shall be valid and enforceable to the fullest extent permitted by law. The titles for the paragraphs are for convenience only and not to be considered in construing this First Amendment. This First Amendment contains all of the agreements of the parties with respect to the subject matter hereof, and supersedes all prior dealings between them with respect to such subject matter.
10.Counterparts and Authority. This First Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Landlord and Tenant each warrant to the other that the person or persons executing this First Amendment on its behalf has or have authority to do so and that such execution has fully obligated and bound such party to all terms and provisions of this First Amendment.
[Signatures Commence on Following Page]

IN WITNESS WHEREOF, the undersigned executed this First Amendment as a sealed instrument as of the date and year first written above.

LANDLORD:

SCD L2 SEAPORT SQUARE LLC, a Delaware limited liability company
By: /s/ Charley Leatherbee Name: Charley Leatherbee Title: Manager

By: /s/ Christopher T. Cardinale Name: Christopher T. Cardinale Title: Manager

TENANT:

PTC INC., a Massachusetts corporation
By: /s/ James Heppelmann Name: James Heppelmann Title: President & CEO ______________________